July 12, 2019

Aitan Zacharin
President and Acting Chief Financial Officer
Greater Cannabis Company, Inc.
15 Walker Ave, Suite 101
Baltimore, MD 21208

       Re: Greater Cannabis Company, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed April 15, 2019
           File No. 000-56027

Dear Mr. Zacharin:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures, page 16

1. You are required to include a report of management's assessment regarding internal control over financial reporting in your Form 10-K due to to the passage of time since your initial registration statement and the number of Form 10-Ks filed since the initial registration statement. Please revise by amending your Form 10-K for the year ended
      December 31, 2018 to include this report as required by Item 308 of Regulation S-K.
2. You disclose that management concluded that your disclosure controls and procedures were not effective. Please add a separate risk factor that your disclosure controls and procedures were not effective as of December 31, 2018. Please explain why your disclosure controls and procedures were not effective. Describe any material weaknesses you have identified, your plans to remediate those weaknesses, and any associated material costs that you expect to incur.
 Aitan Zacharin
Greater Cannabis Company, Inc.
July 12, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-
3652 if you have questions.



FirstName LastNameAitan Zacharin                          Sincerely,
Comapany NameGreater Cannabis Company, Inc.
                                                          Division of
Corporation Finance
July 12, 2019 Page 2                                      Office of Healthcare
& Insurance
FirstName LastName